

July 31, 2008

Michael R. Klein
Vice Chairman and Lead Director
Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

> **Re: Perini Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 21, 2008**
> **File No. 1-06314**

Dear Mr. Klein:

We reviewed your filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of UBS Securities LLC, page 59

1. We note your responses to comments 8 and 9 in our letter dated July 15, 2008. As discussed with your counsel on July 31, 2008, we will review your proposed disclosure in your next filing.

Unaudited Pro Forma Condensed Financial Statements, page 111

2. We have reviewed your response to comment 10 in our letter dated July 15, 2008 and continue to have additional comments.

    Please tell us whether any portion of the merger consideration relates to the settlement of the Management Agreement whereby Perini currently pays Tutor-Saliba $1 million per year. Reference EITF 04-1.

    Please also tell us how you considered the following terms of the Shareholders Agreement and Mr. Tutor's Employment Agreement in evaluating whether any portion of the consideration to be given is other than for the value of the acquired Tutor-Saliba business. Reference EITF 95-8.

    - All Tutor-Saliba shareholders have restrictions on disposition of any shares received for six months after the merger. However, 70% of the shares received by only the Tutor Group continue to be restricted from disposition for five years after the merger – the same period of time as Mr. Tutor's

Employment Agreement. Although all the Tutor Group's shares will be vested, the restriction on their disposition appears unusual and unrelated to any valuation of the business to be acquired.

- o In addition, there are restrictions on the voting of the combined entity shares to be held by the Tutor Group of 43%; only 20% can be voted as they wish, the remaining interest has to be voted in the same proportion as the votes by the other 57% shareholders of the combined entity.
- o Mr. Tutor is to be designated Chairman of the Board, in addition to two Board member that the Tutor Group can designate (of nine total Board members). The up to 33% Board representation is less than their 43% interest might indicate, although they are assured of being able to designate at least that representation.

- Mr. Tutor's Employment Agreement includes a non-compete provision for the five years of the agreement plus two years after the end of his employment. It does not appear any other employees of Tutor- Saliba will have similar non-compete agreements. Tell us what consideration you gave to whether a portion of the merger consideration is for this non-compete agreement.

- Mr. Tutor has historically devoted part of his time to Tutor-Saliba, and therefore has not devoted 100% of his time to Perini. As a result of the employment agreement, he will devote all his time to the combined entity after the merger. Considering that the Tutor Group owns 96% of Tutor-Saliba, please tell us what consideration you gave to whether a portion of the merger consideration in combination with Mr. Tutor's Employment agreement may be considered a "stay-bonus" to devote 100% of his time to Perini (combined) for the next five years. We note that the other 4% shareholders of Tutor-Saliba have no similar employment provisions.

You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Brigitte Lippmann at (202) 551-3713, with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark D. Director, Esq.
Kirkland & Ellis LLP
655 Fifteenth Street, N.W.
Washington, D.C. 20005